+1 617 526 6000(t)

+1 617 526 5000(f)

wilmerhale.com

September 20, 2017

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Dorrie Yale

Re:	Arsanis, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted August 10, 2017

CIK No. 0001501697

Ladies and Gentlemen:

On behalf of Arsanis, Inc. (the “Company”), submitted herewith on a confidential basis is Amendment No. 1 (“Amendment No. 1”) to the Confidential Draft Registration Statement referenced above (the “Registration Statement”).

Amendment No. 1 is being submitted in response to comments contained in a letter, dated September 6, 2017 (the “Letter”), from the Staff (the “Staff”) of the Office of Healthcare & Insurance of the Division of Corporate Finance of the Securities and Exchange Commission to René Russo, the Company’s President and Chief Executive Officer. The responses contained herein are based on information provided to us by representatives of the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.

Prospectus Summary

Our Pipeline, page 1

1.	We note your inclusion in your pipeline table of ASN300 and ASN200, and your notation that you need external funding for these two programs. We also note your statement on page 16 that you intend to focus your capital resources primarily on the development of ASN100 and to rely primarily on external funding for the development of other product candidates. Since it does not appear that you are currently pursuing these programs, it is premature to include them in a pipeline table. Please revise your table to remove these programs, or alternatively, please explain how you are pursuing them.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 4, 93, 95 and 103 of Amendment No. 1 to provide further information regarding the development status of the Company’s ASN300 and ASN200 programs and the Company’s plans for their potential future development. In addition, the Company supplementally advises the Staff that while the Company intends focus its capital resources primarily on the development of ASN100, the Company is actively conducting preclinical development activities with respect to each of ASN300 and ASN200 and intends to pursue these programs with the support of additional external funding. Accordingly, the Company believes that these programs should be disclosed in the Company’s pipeline table.

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109

Beijing     Berlin     Boston     Brussels     Denver     Frankfurt     London     Los Angeles     New York     Oxford     Palo Alto     Washington

Securities and Exchange Commission

Division of Corporation Finance

September 20, 2017

Key Advantages of ASN100, page 2

2.	Please revise the third bullet in this section to disclose the number of participants treated with the ASN100 combination dose in the Phase 1 trial at doses equivalent to or higher than the dosage being used in the Phase 2 trial. Please add similar disclosure in your Business section in your discussion of the Phase 1 data.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 93 and 99 of Amendment No. 1 to disclose the number of participants treated with the ASN100 combination dose in the Company’s Phase 1 trial at doses equivalent to or greater than the dosage being used in the Phase 2 trial. The Company respectfully advises the Staff that the Company believes that, from the perspective of providing clear disclosure to potential investors, providing such disclosure as part of the Company’s broader discussion of its Phase 1 trial is preferable to providing such disclosure in the third bullet on page 2 of Amendment No. 1 because the approach followed by the Company in Amendment No. 1 allows for the presentation of such information in the context of a discussion of the dosing in the trial as a whole.

3.	We refer to your statement in the fourth bullet that your Phase 2 trial has been designed to demonstrate superiority to placebo, and that you expect any Phase 3 trial will be similarly designed. We also note your statements in the first full paragraph on page 3 and in the second paragraph on page 97 that an independent data monitoring committee will be conducting an analysis of interim results to determine the power of the trial for statistical significance. Please balance your disclosure in this bullet to explain that you are still in the early stages of this trial and to refer to this interim analysis. In addition, in the first full paragraph on page 3, please also disclose how many of the expected 354 patients in the Phase 2 trial have been enrolled as of a recent date.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 92, 93 and 99 of Amendment No. 1. The Company respectfully submits to the Staff that the Company has provided disclosure regarding the Phase 2 trial being in its early stages in the Company’s discussion of the status of the Phase 2 trial and the Company’s expected timing for results of the trial, as compared to the fourth bullet on page 2 of Amendment No. 1, because the enrollment status of the trial does not affect the fact that the trial is designed to demonstrate superiority to placebo. As a result, the Company believes that the locations where it has provided disclosure in Amendment No. 1 regarding the trial being in its early stages allow for more meaningful disclosure. The Company further advises the Staff that the Company has disclosed that it expects to have enrolled approximately one-third of the 354 total target patients for the Phase 2 trial by the first half of 2018, however, the Company has not disclosed the number of patients enrolled in the Phase 2 trial as of a recent date because the Company expects that enrollment in the trial will not progress in a linear fashion and, accordingly, the Company believes that disclosure of more specific enrollment figures would not provide meaningful additional information to potential investors and has the potential to be misleading.

Risks Associated with Our Business, page 4

4.	Please disclose the accumulated deficit in the first bullet, and expand your second bullet to explain that you do not expect this offering to provide sufficient proceeds to allow you to complete a Phase 3 trial for ASN100 (assuming a successful completion of the Phase 2 trial).

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 4 of Amendment No. 1.

Securities and Exchange Commission

Division of Corporation Finance

September 20, 2017

5.	Please add a bullet to discuss the continued concentration of ownership by management and your principal stockholders after the offering. Please include in this bullet and in the corresponding risk factor beginning on page 50 a discussion of the number of your directors who are affiliated with your principal stockholders.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 52 of Amendment No. 1.

Implications of Being an Emerging Growth Company, page 5

6.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:	The Company acknowledges the Staff’s request and will provide to the Staff on a supplemental basis under separate cover all such materials that the Company uses or authorizes the use of, or of which it becomes aware.

The Offering, page 6

7.	Please disclose what percentage of your total share capital will be held by the public immediately after the offering.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 7 of Amendment No. 1.

Risk Factors, page 10

8.	Please add a risk factor to discuss potential conflicts that exist because the chairman of your board is also the co-founder and CEO of Adimab, the counterparty to your license agreement for your lead product candidate.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 29 of Amendment No. 1.

Our existing and any future indebtedness…, page 14

9.	Please expand your discussion in this risk factor to disclose that borrowings under your loan agreement with SVB are collateralized by a pledge of 65% of the capital stock of your Austrian subsidiary.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 16 of Amendment No. 1.

Securities and Exchange Commission

Division of Corporation Finance

September 20, 2017

Use of Proceeds, page 59

10.	Please revise the third bullet in the third paragraph to discuss how much of the proceeds will be used to advance your preclinical program ASN500 for the treatment of RSV.

Response:	In response to the Staff’s comment, the Company advises the Staff that the Company does not intend to use any of the anticipated proceeds of the offering to advance the ASN500 program and intends in the near term to fund the program entirely with funding from the Bill & Melinda Gates Foundation. Accordingly, the Company has not disclosed any anticipated use of proceeds from the offering towards advancement of the ASN500 program and the Company has revised the disclosure on page 103 of Amendment No. 1 to provide additional disclosure regarding these plans for funding the program.

11.	We refer to your statement that you expect you will need additional funding to complete the clinical development of ASN100. Please clarify the amount of such additional funding you will need. Refer to Instruction 3 of Item 504 of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 60 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Stock-Based Compensation, page 85

12.	Please disclose the dates and fair values for the third-party valuations of your common stock during the periods presented. Clarify the estimated common stock price at the time of the June 19, 2017 options issuance and explain to us how it relates to the share price in the April 2017 Series D convertible preferred stock financing. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response:	In response to the Staff’s comment, the Company advises the Staff that the dates of the third-party valuations during the periods presented and the fair values of the Company’s common stock determined under those third-party valuations are set forth on page 88 of Amendment No. 1. Specifically, the valuations assessed the value of the common stock as of December 31, 2015, April 22, 2016, December 31, 2016 and April 24, 2017 and indicated that the per share values of the common stock as of those dates were $2.44, $2.75, $1.57 and $1.17, respectively.

Securities and Exchange Commission

Division of Corporation Finance

September 20, 2017

Further in response to the Staff’s comment, the Company has updated its tabular presentation on page 88 of Amendment No. 1 to present the $1.17 fair value per share of the Company’s common stock as of June 19, 2017, as determined by the Company’s board of directors, and the per share estimated fair value of options granted on June 19, 2017. The board’s determination of the fair value per share of common stock as of June 19, 2017 was based, in part, on the results of the third-party valuation analysis of the Company’s common stock as of April 24, 2017 referred to above (the “Valuation Analysis”). The Valuation Analysis was prepared taking into account the sale of shares of the Company’s Series D preferred stock on April 24, 2017 at a price of $3.2457 per share. In particular, the Valuation Analysis determined the Company’s equity value using an option-pricing model backsolve approach that was based on the actual price paid for its Series D preferred stock in this contemporaneous, arm’s-length transaction with new and existing investors. The Valuation Analysis then applied a discount for lack of marketability to arrive at an indication of value of the Company’s common stock and resulted in a valuation of the Company’s common stock of $1.17 per share. From April 24, 2017 to June 19, 2017, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. The Company’s board of directors considered the results of the Valuation Analysis, input from management and the objective and subjective factors listed on page 88 of Amendment No. 1 and determined that the fair value of the Company’s common stock was $1.17 per share at the time of the June 19, 2017 option grants.

The Company acknowledges the Staff’s request for an explanation of the reasons for any differences between the recent valuations of the Company’s common stock leading up to the offering and the estimated offering price range, once available, and it will provide such an analysis when it has an estimated offering price range.

Business, page 90

13.	We note your reference to statistical significance in the last paragraph on this page. Please expand your discussion to explain the term and discuss how statistical significance relates to the FDA’s evidentiary standards of efficacy.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 92, 93 and 99 of Amendment No. 1.

Our Lead Product Candidate: ASN100, page 93

14.	We note your statement in the penultimate paragraph on page 98 that preclinical assays for anti-infective products are generally predictive of clinical efficacy. Please revise your disclosure to explain your rationale of this statement.

Response:	In response to the Staff’s comment, the Company has deleted this statement from page 100 of Amendment No. 1.

Securities and Exchange Commission

Division of Corporation Finance

September 20, 2017

Intellectual Property, page 103

15.	Please expand your disclosure regarding your patent portfolio to disclose the type of patent protection provided by the patents or patent applications (e.g., composition of matter, method of use). Please also disclose the foreign jurisdictions where you have issued patents or pending applications.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 106 and 107 of Amendment No. 1.

16.	We refer to your statement that you co-own two patent families with Max Planck Gesellschaft. Please revise your disclosure to explain whether there is an agreement between you covering the use of these patents.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 106 of Amendment No. 1.

Collaboration and License Agreements, page 105

17.	Please revise your disclosure to discuss the term of each of these agreements.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 109, 111, 112, 114, F-23, F-24, F-25 and F-26 of Amendment No. 1.

18.	Please revise your description of the Adimab Collaboration Agreement to also discuss the payment terms if you elect to pay through the revenue election method within a ten-point range.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 85, 109 and F-23 of Amendment No. 1.

Scientific and Clinical Advisory Boards, page 129

19.	Please explain how members of the scientific and clinical advisory boards are compensated.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 132 of Amendment No. 1.

Management

Board Composition, page 136

20.	Please revise your disclosure to explain how your current directors were elected pursuant to the terms of your charter documents currently in place.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 139 and 161 of Amendment No. 1.

Securities and Exchange Commission

Division of Corporation Finance

September 20, 2017

Consolidated Financial Statements

Notes to Consolidated Financial Statements

20. Subsequent Events, page F-50

21.	You disclose that because the price per share of the Series D preferred stock was lower than the Conversion Price of your Series A-2, Series B and Series C preferred stock, the conversion price of each of these series was amended to $3.7172 per share for Series A-2, $4.7510 per share for Series B and $5.6739 per share for Series C preferred stock. In light of these amendments, please explain in more detail how you accounted for the original instruments from the date of their issuance through the date you amended the conversion terms.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages F-39 and F-51 of Amendment No. 1.

In addition, the Company advises the Staff that upon their initial issuances, the shares of the Company’s Series A-2, Series B and Series C preferred stock (the “Affected Preferred Stock”) were redeemable upon the written election of at least a majority of the holders of the Company’s then-outstanding preferred stock, voting together as a single class, at any time on or after dates that were five years after specified dates on which the Company had issued shares of preferred stock, in an amount equal to the original issue price per share of each series of preferred stock plus any declared but unpaid dividends thereon. Following the Company’s Series D financing, the Affected Preferred Stock remains redeemable upon the same terms at any time on or after the date that is five years after the first date of issuance of the Company’s Series D preferred stock. In addition, each share of Affected Preferred Stock was and is convertible into common stock at any time, at the option of the holder, at the applicable conversion ratio then in effect for each series of Affected Preferred Stock. The conversion ratios were and are subject to adjustment in the event of any stock dividend, distribution, combination of shares, reclassification or other similar event with respect to the Affected Preferred Stock. In addition, the Company’s certificate of incorporation contained and contains anti-dilution provisions whereby the conversion price of each share of Affected Preferred Stock is reduced in the event of a subsequent issuance of shares at a price lower than such conversion price.

Upon the issuances of the Affected Preferred Stock, the Company first assessed the guidance of Accounting Standards Codification (“ASC”) Topic 480, Distinguishing Liabilities from Equity (“ASC 480”), to determine whether each series of Affected Preferred Stock should be accounted for as a liability. Because each series of Affected Preferred Stock was able to be redeemed upon written election of at least a majority of the holders of the Company’s then-outstanding preferred stock, redemption of each instrument was conditional; therefore, the Affected Preferred Stock did not meet the definition of a mandatorily redeemable financial instrument under ASC 480. While the Affected Preferred Stock was not in the scope of ASC 480 as a liability, the redemption feature caused the Affected Preferred Stock to be classified as mezzanine equity pursuant to ASC 480-10-S99-3A.

Upon the issuances of the Affected Preferred Stock, the Company evaluated the embedded conversion features (including associated anti-dilution clauses) and redemption features of the Affected Preferred Stock against the embedded derivative bifurcation criteria in the embedded derivatives subtopic of ASC 815, Derivatives and Hedging (“ASC 815”), and concluded that these features did not need to be separately accounted for as embedded derivatives. The conversion features were considered to be clearly and closely related to the equity host and the redemption features did not meet the definition of a derivative because the Affected Preferred Stock was not readily convertible to cash. As the conversion features were not bifurcated under ASC 815 and the Company

Securities and Exchange Commission

Division of Corporation Finance

September 20, 2017

determined that the Affected Preferred Stock was not within scope of the cash conversion subsection of ASC Topic 470, Debt (“ASC 470”), the Company evaluated whether a beneficial conversion feature (“BCF”) existed as of the original issuance date of each series of Affected Preferred Stock and concluded that no BCF existed because the conversion prices to convert Affected Preferred Stock into common stock were higher than the fair values of the Company’s common stock on the respective dates that the shares of Affected Preferred Stock were issued (i.e., the commitment dates).

The shares of Affected Preferred Stock were initially recorded at fair value, net of issuance costs, on their dates of issuance. Because each share of Affected Preferred Stock was redeemable at the option of the holder through majority vote at any time on or after dates five years after the specified dates on which the Company had issued shares of preferred stock, redemption was considered probable and, as a result, the Company accreted the carrying values of the Affected Preferred Stock to their respective redemption values from the dates of issuance through the earliest dates of redemption.

When the Series D preferred stock was issued in April 2017 at a price per share lower than the conversion prices of the Affected Preferred Stock, the conversion prices of the outstanding Affected Preferred Stock were adjusted in accordance with terms of the Company’s certificate of incorporation. The Company considered the guidance of ASC 470-20-35-1 through 35-5 to assess whether a BCF should be recognized upon such adjustment and concluded that no BCF existed because the reduced conversion prices continued to be higher than the fair value of the Company’s common stock at the commitment dates (i.e., the dates on which each series of Affected Preferred Stock was originally issued).

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6393 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

/s/ Cynthia T. Mazareas
Cynthia T. Mazareas

cc: René Russo, Arsanis, Inc.